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                                 April 28, 2020

       John James
       Chief Executive Officer and Director
       Fusion Acquisition Corp.
       375 Park Avenue, Suite 2607
       New York, New York 10152

                                                        Re: Fusion Acquisition
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 2,
2020
                                                            CIK No. 0001807846

       Dear Mr. James:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted on April 2, 2020

       Management, page 93

   1. Please revise to clarify the business experience of your officers and directors to clearly include each person's
principal occupations and employment during the past five years, and briefly discuss the
specific experience, qualifications, attributes or skills that led to the conclusion that the
respective person should serve as a director of your company. In particular, please
revise to provide the time periods that your Chief Financial Officer and director, Jeffrey Gary,
has been on the advisory boards for Monroe Capital and DealBox, respectively, as well
as clarify the periods of employment as a senior portfolio manager at
                                                        AIG/SunAmerica and an
investment banker at Mesirow Financial. See Item 401(e) of
                                                        Regulation S-K.
 John James
Fusion Acquisition Corp.
April 28, 2020
Page 2

       You may contact Jennifer O'Brien at (202) 551-3721 or Ethan Horowitz, Accounting
Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Loan
Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                          Sincerely,
FirstName LastNameJohn James
                                                          Division of
Corporation Finance
Comapany NameFusion Acquisition Corp.
                                                          Office of Energy &
Transportation
April 28, 2020 Page 2
cc:       Elliott Smith
FirstName LastName